Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 17, 2015

To Prospectus dated March 5, 2014

Registration Statement No. 333-194330

Pricing Term Sheet

MONDELĒZ INTERNATIONAL, INC.

Pricing Term Sheet

£400,000,000 4.500% Notes due 2035

Summary of Terms

Issuer:	Mondelēz International, Inc. (“MDLZ”)

Offering Format:	SEC Registered

Title of Securities:	4.500% Notes due 2035 (the “Notes”)

Size:	£400,000,000

Maturity Date:	3 December, 2035

Issue Price (Price to Public):	99.619%

Underwriting Discount:	45 bps

Net proceeds to Issuer, before expenses:	£396,676,000

Benchmark Government Security:	UK Gilt 4.50% due 7 September, 2034

Benchmark Government Security Yield:	2.529% (semi-annual)

Spread to Benchmark Government Security:	+ 195 bps

Yield to Maturity:	4.529% (annual)

Coupon:	4.500%

Interest Payment Date:	Annually on 3 December, commencing 3 December, 2016

Day Count Convention:	Actual/Actual (ICMA)

Change of Control:	Upon the occurrence of both (i) a change of control of MDLZ and (ii) a downgrade of the notes below an investment grade rating by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services within a specified period, MDLZ will be required to make an offer to purchase the notes at a price equal to 101% of the aggregate principal amount of such notes, plus accrued and unpaid interest to the date of repurchase.

Optional Redemption:	Prior to 3 September, 2035: Make-whole redemption at UK Gilts + 30 bps On or after 3 September, 2035: Redemption at par

Trade Date:	17 November, 2015

Settlement Date:	25 November, 2015 (T+6)

Listing:	MDLZ intends to apply to list the Notes on the New York Stock Exchange.

Form/Clearing Systems:	Registered form only. Deposited with a common depositary for Clearstream Banking, société anonyme and Euroclear Bank S.A./N.V.

CUSIP:	609207AH8

Common Code/ISIN:	132408530 / XS1324085304

Denominations:	£100,000 x £1,000

Anticipated Long-Term Senior Unsecured Debt Ratings*:	Moody’s: Baa1 (stable) S&P: BBB (negative)

Use of Proceeds:	MDLZ intends to use the net proceeds from the sale of the Notes for general corporate purposes, including to fund all or a portion of its any and all cash tender offer for its outstanding 7.25% sterling notes due July 2018.

Underwriters:

Joint Book-Running Managers:

Barclays Bank PLC

Goldman, Sachs & Co.

HSBC Bank plc

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Commerzbank Aktiengesellschaft

Mitsubishi UFJ Securities International plc

Société Générale

Wells Fargo Securities International Limited

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Bank PLC at 1-888-603-5847; Goldman, Sachs & Co. at 1-866-471-2526; and HSBC Bank plc at 1-866 -811-8049.